UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2*

Diana Containerships Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

Y2069P101
(CUSIP Number)

Attn: Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece 011 30 210 947 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Simeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
14,905

8.	SHARED VOTING POWER
1,934,139

9.	SOLE DISPOSITIVE POWER
14,905

10.	SHARED DISPOSITIVE POWER
1,934,139

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,949,044

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corozal Compania Naviera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
154,970

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
154,970

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
154,970

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ironwood Trading Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
309,941

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
309,941

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
309,941

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
95,238

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
95,238

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
95,238

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Limon Compania Financiera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,373,990

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,373,990

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,373,990

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%

14.	TYPE OF REPORTING PERSON

CO

Explanatory Note

The purpose of this Amendment No. 2 to the Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the "Commission") on June 27, 2011 is to report a decrease in the percentage of shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (the "Common Shares") of Diana Containerships Inc., a Marshall Islands corporation (the "Issuer"), beneficially owned by Simeon Palios, due to the change in the number of Common Shares outstanding as a result of the underwritten public offering of an aggregate of 8,100,000 Common Shares on July 24, 2012 and the exercise on August 10, 2012 of the underwriters' option to purchase an additional 1,015,803 Common Shares.

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the Commission on July 27, 2011.

Item 2.	Identity and Background.

No material change from the Schedule 13D/A filed with the Commission on July 27, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

No material change from the Schedule 13D/A filed with the Commission on July 27, 2011.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) According to Computershare Shareowner Services LLC, the Issuer's transfer agent, as of August 10, 2012, the Issuer had 32,191,964 Common Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 1,949,044 Common Shares, representing 6.1% of the Issuer's outstanding Common Shares.  Corozal Compania Naviera S.A. ("Corozal") owns an aggregate of 154,970 Common Shares, Ironwood Trading Corp. ("Ironwood") owns an aggregate of 309,941 Common Shares, Taracan Investments S.A. ("Taracan") owns an aggregate of 95,238 Common Shares and Limon Compania Financiera S.A. ("Limon") owns 1,373,990 Common Shares, representing 0.5%, 1.0%, 0.3% and 4.3% of the Issuer's issued and outstanding shares, respectively.  Simeon Palios directly owns 14,905 Common Shares and indirectly, through the other Reporting Persons, may be deemed to beneficially own 1,934,139 Common Shares as the result of his ability to control the vote and disposition of such other Reporting Persons, for an aggregate of 1,949,044 Common Shares, representing 6.1% the Issuer's issued and outstanding shares.

Corozal has sole power to vote or direct the vote of 0 Common Shares and has the shared power to vote or direct the vote of 154,970 Common Shares, Ironwood has the sole power to dispose or direct the disposition of 0 Common Shares, and has the shared power to dispose or direct the disposition of 309,941 Common Shares, Taracan has the sole power to vote or direct the vote of 0 Common Shares and has the shared power to vote or direct the vote of 95,238 Common Shares, and Limon has sole power to vote or direct the vote of 0 Common Shares and has the shared power to vote or direct the vote of 1,373,990 Common Shares.  Simeon Palios has the sole power to vote or direct the vote of 14,905 Common Shares; and has the shared power to vote or direct the vote of 1,934,139 Common Shares.

(c.) No transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change from the Schedule 13D/A filed with the Commission on July 27, 2011.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2012
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Taracan Investments S.A. By /s/ Simeon Palios	Limon Compania Financiera S.A. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

/s/ Simeon Palios
Simeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated August 14, 2012, and any further amendment thereto, relating to the Common Stock par value $0.01 of Diana Containerships Inc. shall be filed on behalf of the undersigned.

August 14, 2012
-----------------------
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Taracan Investments S.A. By /s/ Simeon Palios	Limon Compania Financiera S.A. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

/s/ Simeon Palios
Simeon Palios